

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 9, 2009

Michael W. Dosland
Senior Vice President and
Chief Financial Officer
Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223

>   **Re: Bank Mutual Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarters Ended March 31, 2009**
>   **and June 30, 2009**
>   **File No. 000-31207**

Dear Mr. Dosland:

       We have reviewed your response to our comment letter dated July 20, 2009 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Asset Quality, page 13

1.   We note your response to comment three from our letter dated July 20, 2009 specifically as it relates to your use of appraisals for collateral dependent loans. Please tell us your accounting policies and procedures relating to your use of appraisals when the loans is originated, is performing, and becomes non-performing (non-accrual/ impaired). Your response only addresses your appraisal procedures for loans on or about the time of foreclosure or repossession of the underlying collateral. For each of these loan stages, please address the following:

   • How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
   • The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

- How you account for any partially charged-off collateral dependent loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

Additionally and as a result of this comment, please revise your future filings beginning with your Form 10-Q for the period ended September 30, 2009 accordingly.

2. As a related matter, we note your response to comment three from our letter dated July 20, 2009 discloses your monitoring procedures in place for managing collateral risk (i.e. regularly monitoring loan payment status, conducting periodic site visits and inspections, etc.). In your response to comments one and two from our most recent response letter, we note significant time lapses between the receipt of appraisals. We also note time lapses when a loan is determined to be non-accrual/impaired to when the loan is foreclosed upon or repossessed, which could impact the timeliness and valuation of these collateral dependent loans. Please revise future filings beginning with your Form 10-Q for the period ended September 30, 2009 and provide us with a detailed explanation of the procedures you perform absent and in between the receipt of updated appraisals (i.e. internal valuations, broker price opinions, etc.) to ensure that your collateral dependent loans are valued appropriately on a periodic basis. To further help in our understanding, please use the non-accrual/impaired loans provided in your responses to comments one and two as examples in explaining these procedures performed.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant